Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 8, 2024

Michael Purcell Timothy Levenberg U.S. Securities & Exchange Commission Division of Corporation Finance Office of Energy and Transportation 100 F Street, NE Washington, D.C. 20549

Re:	Blue Gold Ltd

Amendment No. 2 to Registration Statement on Form F-4

Filed September 26, 2024

File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated October 11, 2024 (the “Staff’s Letter”) regarding Amendment No. 2 to the Company’s Registration Statement on Form F-4 (“Amendment No. 2”). Concurrent herewith, we are filing Amendment No. 3 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 3”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

1.	We note that in response to prior comment 22 you recorded certain pro forma adjustments to account for the purchase and assumption agreement to acquire certain mining assets, primarily mining leases, of the Bogoso Prestea Mine. Please address the following:

●	Tell us how you considered and applied the guidance of FASB ASC 845 in accounting for the acquisition of the Bogoso Prestea Mine.

●	Disclose the nature and remaining expected life of the fixed assets acquired.

●	Disclose the assumptions utilized in support of the expected future cash flows associated with the calculation of the $441,394 intangible mineral assets. In doing so, tell us how you considered presenting such amounts net of royalty obligations. Also, please clarify how you adjusted the expected future cash flows with respect to the uncertainty that all or any part of Mineral Resource will be converted into Mineral Reserve.

●	Disclose the nature of and assumptions utilized in calculation of the $43,879 GSR undertaking liability.

●	Bifurcate the royalty payable of $506,482 to include the separate amount associated with the Bond SPV Royalty and the amount associated with the Previous Leaseholder’s royalty agreements with Golden Star Resources and Royal Gold. In doing so, please include the assumptions related to quantities and prices of gold in support of such amounts and clarify if there are caps on each of such royalties.

●	Clarify how you accounted for the 10% ownership of Blue Gold Bogoso Prestea Ltd by the Government of the Republic of Ghana.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with ASC 845, the Company accounted for the acquisition of the Bogoso Prestea Mine based on fair value using the measurement principles under ASC 820. We also respectfully advise the staff that the following disclosures have been added to the Blue Gold Holdings Limited’s financial statement footnotes as of and for the interim period ended June 30, 2024:

●	The nature of the fixed assets are primarily mineral processing equipment and buildings affixed to the mine. The weighted average remaining expected life of the assets is ten years.

●	The major assumptions utilized to support the expected future cash flows associated with the mineral assets include long-term gold prices, level of gold production over the life of mine, capital expenditures and a 17% discount rate. Any uncertainty regarding the conversion of Mineral Resources into Mineral Reserves is captured within the discount rate. The discount rate takes into account risk in the cash flows through the application of the country and company specific risk premium applied in the build-up of the weighted average cost of capital.

●	The GSR royalty obligation of $2.7 million was calculated using the same expected future cash flows associated with the mineral assets utilizing a discount rate of 10%. The valuation specialist used a lower discount rate for the royalty obligation as the risk is associated with topline revenues as opposed to an profit or loss measure which would have additional risks.

●	The GSR contingent consideration obligation of $17.1 million was calculated using a systematic binary Black-Scholes model. Key assumptions in this model included remaining life (3.6 - 6 years); risk free rate (4.3-4.4%); and cost of debt (17.6-18.3%).

●	The Bond SPV royalty obligation of $335.5 million was calculated using the same expected future cash flows associated with the mineral assets utilizing a discount rate of 10%. The valuation specialist used a lower discount rate for the royalty obligation as the risk is associated with topline revenues as opposed to a profit or loss measure which would have additional risks.

●	In accordance with ASC 810-10-30-4, the 10% ownership of Blue Gold Bogoso Prestea Ltd by the Government of the Republic of Ghana has been recorded at fair value.

Information About BGHL, page 149

2.	We note that in response to prior comment 25, you have included the point of reference for the open pit resources. However, it appears that you have not included the point of reference for the underground mineral resources. Please revise to also disclose the point of reference associated with the underground resource calculations such as in-situ, plant feed, saleable project, or other. Please ask the qualified persons to include corresponding disclosure in the technical report summary.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the SK-1300 Technical Report Summary has removed the point of reference for the open pit resources in section 1.8, Table 1.2, section 11.9.6, and Table 11.33. Section 1.8 and Section 11.9.6 have also been updated to clarify that UG material is reported as in-situ material to a cut-off grade of 5.2g/t Au. The “Information About BGHL” section in Amendment No. 3 has also been updated with these changes (page 149 and 160).

3.	We note that in response to prior comment 26 incremental disclosures showing the composition of your AISC measure have been added on page 152 of the registration statement and on page 178 of the technical report summary. However, there are discrepancies between the amounts utilized to compile the measure and the corresponding figures shown in the cash flow analysis on page 179 of the technical report summary, also with regard to completeness and your World Gold Council chart on page 151 of the registration statement.

Please discuss the composition of the AISC measure with the qualified persons in formulating a response to these concerns, which should include incremental disclosures to clarify the reasons for any differences that are supported and not alleviated through revision. For example, it should be clear why the AISC measure would reflect the Government Royalty but not the Gold Stream or OldCo Royalty, and why production utilized in calculating the unit measure is 3,885.4 while the Key Project Statistics chart on page 151 indicates production of 3,5 Koz.

Given that you are reporting 5.1 million ounces associated with the measured and indicated resource, it also appears that you should clarify the units associated with these future production figures, which are presently indicating thousands of ounces rather than millions of ounces. Please ensure that all disclosures of production metrics are appropriately stated throughout the registration statement and technical report summary.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been updated to reflect that, due to the forward-looking nature of this information, including the AISC figure, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and we believe it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies (registration statement page 151). The World Gold Council 2018 guidance excerpt has been removed so as not to imply the figures presented have been reconciled to a comparable GAAP measure (Amendment No. 3, page 151).

An explanation of why the Royal Gold Stream, the Bond SPV Royalty, the Golden Star Royalty and Contingent Payment are not included in the AISC calculation has been provided (page 151 of Amendment No. 3). These three are considered financing instruments (funding debt or acquisition costs) distinct from royalties that are an inherent cost of production (such as a government royalty). Financing royalties can be restructured and/or paid off. AISC focuses on the mining operation and the cost of producing and selling an ounce gold. The Royal Gold Stream is a finance cost and hence is excluded from the AISC calculation but is included in the overall cashflow projection. The Bond SPV Royalty and Golden Star Royalty and Contingent Payment are considered acquisition costs and are excluded from AISC but are included in the overall cashflow projection.

Set forth below is a table reconciling the Cashflow Summary (Table 19.4) and the AISC calculation (Table 19.3) in the Technical Summary Report.

Reconciliation of Cashflow summary and AISC in Technical Report Summary
Table 19.4: Prefinancing Cashflow, 2024 - 2033		Table 19.3: All in Sustaining Cost (AISC) Calculation
	Total (US$m)		Total (US$m)
Gross Revenue	$7,793.0m
Cost of Sales	-
Government Royalty	($397.4m)	Government Royalty	($389.6m)
	-	Total Community Contributions	($7.8m)
($397.4m)

Gold Stream	($300.0m)
OldCo Royalty	($506.5m)
Deferred Consideration	($43.9m)
Total Direct OPEX	($2,831.7m)	Total Mining Costs	($790.5m)
	-	Total Processing Costs	($1,882.4m)
	-	Total G&A (Direct) Costs	($158.8m)
($2,831.7m)

Total Expansion OPEX	($141.2m)
Total SIB CAPEX	($425.0m)	Asset Retirment Obligation - Paid	($45.0m)
	-	Mining Sustaining Capex	($380.0m)
($425.0m)

OldCo Upfront Equipment Payment	-
Total Expansion CAPEX	($481.1m)
Total Start-Up CAPEX	-
Total Corporation Tax	($974.6m)
Net Working Capital	$0.0m
Net Project Cashflow	$1,691.5m	Total AISC	($3,654.2m)

The All In Sustaining Cost Calculation table (page 152 of the registration statement and table 19.3 in the technical report summary) has been corrected to reflect the unit of measure as koz.

4.	Given that you have characterized the AISC measure as a non-GAAP measure on pages 150 and 151, it appears that you should include a reconciliation between total project costs from the technical report summary economic analysis, as would be compiled in accordance with GAAP, and your measure of AISC.

As the chart that you are attributing to the World Gold Council reflects various items that are all added together to determine AISC, please revise your disclosure to clarify that it does not represent the manner by which your measure would be reconciled to the most directly comparable GAAP measure, as you presently suggest.

Please also clarify the extent to which your measure of AISC reflects all of the components listed in the chart and explain your rationale for any components that are not reflected in your measure of AISC.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been updated (page 151 of the registration statement) to reflect that due to the forward-looking nature of this information, including the AISC figure, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and we believe it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies. The World Gold Council 2018 guidance excerpt has been removed so as not to imply the figures presented have been reconciled to a comparable GAAP measure (Amendment No. 3, page 151).

Overview of our current operations, page 153

5.	We note BGHL will endeavor to acquire the referenced material licenses and approvals by September 2024 (page 1) or by November 2024 (page 147). Please reconcile the two dates and also revise the filing to include updates to the status of each such approval. Include appropriate risk factors if you are unable to obtain these licenses and approvals.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been updated throughout the registration statement to reflect that specified licenses need to be obtained to begin operations and the risk of not obtaining these licenses has been detailed. A risk factor specific to this has been included (page 33). The date by when the licenses are expected to be received has been removed due to this being dependent on review time by government departments. The status has been updated to reflect the submission made by BG-BPL to the Environmental Protection Agency (EPA) for consideration. The other licenses are dependent on the Environmental Permit being issued first.

Financial Statements, page F-1

6.	Please update Blue Gold Holdings Limited’s financial statements to include the period as of and for the interim period ended June 30, 2024 to comply with the requirements of Item 8(A)(5) of Form 20-F. In addition, please clarify if such updated financial statements will include the recent acquisition of the Bogoso Prestea Mine.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that Blue Gold Holdings Limited’s financial statements as of and for the interim period ended June 30, 2024 have been included in Amendment No. 3 and include the recent acquisition of the Bogoso Prestea Mine.

Exhibits and Financial Statements Schedules

Exhibit 96.1 - Technical Report Summary, page II-1

7.	We note that various revisions were made to the technical report summary in response to prior comments 38 and 39. However, further revisions appear to be necessary to address the remaining comments in this letter and the following additional points.

●	The historical quantities reported in Section 5 that have not been prepared in compliance with Subpart 1300 of Regulation S-K should be removed.

●	The quantities and grades associated with tailings reported in Section 21 should be removed as no corresponding mineral resource or reserve have been established.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the S-K1300 Technical Report Summary has been updated to remove Section 5.3 and all reference to historical mineral resources and reserves. Section 21 of the S-K1300 has been amended to remove reference to quantities and grades associated with tailings.

8.	We note that several gold prices have been included in the technical report summary without clear explanation of support or rationale. For example, the following disclosures were observed:

●	Page 123: disclosure references a pit optimization base case gold price of US$1500/oz with a revenue factor =1.35 pit shell which equates to a gold price of $2,050/oz.

●	Page 126: disclosure includes a cut-off grade gold price of US$1950/oz.

●	Page 177: disclosure includes an average gold price of US$2006/oz for the cash flow model.

Item 1302(d)(2) and Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K require the qualified person to select a commodity price that provides a reasonable basis for establishing the prospects of economic extraction for mineral resources, and to explain the reason for selecting the price.

Please ask the qualified persons to explain the use of different prices in the technical report summary and unless appropriate rationale can be established, to revise to use one consistent gold price.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that Section 11.9.3 in the SK-1300 Technical Summary Report has been amended to remove reference to $1,500/oz and focus on the more appropriate reference of $2,050/oz as follows:

“Pit shells were generated to a gold price of US$2,050/oz, a price chosen by the QP to reflect a three-year moving average and estimate of future gold prices. Mineral Resources reported in the final Mineral Resource statement are selected within the basic US$2,050/oz pit shell exported from Whittle and then used to report from the Surpac block model after application of a reporting cut-off grade reflective of the QPs view of a realistic assumed price for the near term.”

With respect to Section 11.9.5, the SK-1300 Technical Summary Report has been amended to explain the QPs selection of a $1,950/oz gold price as follows: “The resultant pit shells were used as maximum limits for mineral resource selection and reporting of mineral resources was carried out to a cut-off grade based upon a gold price of $1,950, a gold price chosen by the QP to reflect a realistic assumed price for the year subsequent to the reporting date.”

With respect to section 19.1 and Table 19.2, the average gold price used in the Financial Model is $2,006/oz and is provided by Blue Gold and not the QP. Noting that the gold price used for cashflow forecasts has a different purpose to the price for cut-off grade derivation. $2,006/oz represents the LOM average gold price for the 18-year life of the project in the model. This reflects higher gold prices in the first 3 years of the model (ranging from $2,050/oz to $2,250/oz) and then a long-term gold price of $2,000/oz. The LOM average gold price of US$2,006/oz is within a 5% variance band of the $1,950/oz gold price used for Mineral Resource calculation.

9.	We note disclosures indicating that the cut-off grade utilized is the same for both free milling and refractory material, based on the process and tailings cost of US$18.00/t as shown in Table 11.32. However, it appears that for pit optimization a higher refractory ore cost of US$34/t was utilized as shown in Table 11.31.

Please discuss these observations with the qualified persons and explain to us why a higher process cost assumption was not considered to be necessary in the cut-off grade calculation for refractory materials.

RESPONSE: In response to the Staff’s comment, the Company respectfully provides the Staff the QP’s response to your observations:

“Economic and technical parameters chosen by the QP for open pit optimisation (table 11.31) reflect assumed future costs and projections.  Parameters chosen for derivation of reporting cut-off grade for the current Mineral Resource estimate (table 11.32) were chosen by the QP based upon near term projections.  The QP believes the reporting cut-off grade is appropriate for both oxide and refractory material given the relatively conservative gold price used as the basis for cut-off grade derivation and the expectation that gold price would be higher by the time refractory material was to be mined. (Please see revisions in 11.9.3 & 11.9.5).”

10.	Please ask the qualified persons to further revise the technical report summary to reconcile or to resolve the apparent inconsistency between the capital cost estimates reported in Section 18 and those that are shown in Table 19.4.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that section 18 and Table 19.4 have been reviewed and amended to ensure consistency of capital cost estimates.

11.	The cash flow model provided in Tables 19.4 and 19.5 on page 179 should be based on an annual production schedule to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. Please ask the qualified persons to include the annual production schedule on separate lines within these tabulations.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that Tables 19.4 and 19.5 in the SK-1300 Technical Report Summary have been amended to include an annual production schedule.

Exhibits

12.	We reissue prior comment 21. Please file as an exhibit the previously referenced opinion of counsel or of an independent public or certified public accountant supporting the tax matters and consequences to the shareholders as described. In the alternative, explain why the registrant does not believe that such tax matters are material. See Item 21(a) of Form F-4; Item 10.E of Form 20-F; and Item 601(b)(8) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed a tax opinion supporting the tax matters and consequences as Exhibit 8.1.

13.	We note in August 2024 you signed a Gold Advance Payment Purchase Agreement with Gerald Metals to sell 100% of the total material produced at the Bogoso and Prestea site for a period of 60 months. Please file this material contract as an exhibit.

Additionally, please discuss in necessary detail any material conditions precedent, and include corresponding risk factor disclosure if appropriate.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been updated to reflect greater detail of the Gold Advance Payment Purchase Agreement including any material conditions precedent (page 156). A corresponding risk factor relating to the Gold Advance Payment Purchase Agreement has been included (page 36 of the registration statement)

In August 2024 BG-BPL signed a Gold Advance Payment Purchase Agreement with Gerald Metals (GAPPA), whereby, subject to satisfying several conditions precedent provided therein, Gerald will make an advance payment of up to $25,000,000 to fund restart costs. The key conditions precedent are summarized below.

●	We are required to provide evidence to Gerald’s satisfaction that the Obligors have raised a minimum of US$30,000,000 by way of a bond in the Ghanaian Bond Market (the “Bond”) and that all such proceeds are paid to the Nonaffiliated Creditors. The Bond has not yet been floated.

●	We have received written confirmation from the Ministry of Lands and Natural Resources that the transfer of the Bogoso and Prestea mining leases, from FGR Bogoso Prestea Limited (FGR BPL) to Blue Gold Bogoso Prestea Limited is approved and valid and in effect, without condition. The Minerals Commission has however, served us a with a notice of termination of the leases and we are in the processes of resolving the ensuing dispute.

●	Due diligence performed by an independent technical team confirming the Project’s viability, the restart plans and the costs, and confirmation that Gerald’s Advance Payment is adequate to ensure the Project is timely commissioned and operational in a manner that is economically sustainable must be carried out. This independent technical due diligence is not yet concluded.

●	The transaction and entry into the GAPPA has been approved by the board of directors and senior management of Gerald.

●	Receipt of all third-party consents, government and regulatory approvals required for the operation of the Project and compliance with applicable securities, antitrust and other laws, rules, and regulations necessary for the consummation of the transactions hereunder and the conduct of the business and operations of the Seller. We are in the process of acquiring the required third-party consents, government, and regulatory

The GAPPA gives Gerald the option to convert the advance payment, or part thereof, into shares and warrants of Blue Gold Limited. Under Tranche A , $15M of advance payment can be converted to shares up to 10 days after listing. Each share is paired with a warrant as part of Tranche A giving the right to purchase shares at the listing price (cash exercise) for a period of 24 months following the date of issue of the warrants. Under Tranche B, $10M of advance payment can be converted to shares for a period of 24 months after first disbursement of the advance payment. Each share is paired with a warrant as part of Tranche B giving the right to purchase shares at the listing price (cash exercise) for a period of (i) 24 months following date of issue of the warrants if they elect to exercise Tranche B prior to the IPO, or on the IPO date, or within 12 months following date of last disbursement of the Advance Payment, OR (ii) 12 months if Gerald elect to convert after the 12th Month following the date of last disbursement of the Advance Payment. Furthermore, the GAPPA gives Gerald the right, for the duration of the agreement, to two board seats on Blue Gold Limited and BG-BPL.

In consideration of the advance payment, we will sell 100% of the total material produced at the Bogoso and Prestea site for a period of 60 months after the offtake commencement date. This agreement includes an undertaking to procure that Blue Gold Limited will become a party to the GAPPA. The foregoing description of the Gold Advance Payment Purchase Agreement is subject to and qualified in its entirety by reference to the full text of the form of the Gold Advance Payment Purchase Agreement, a copy of which is included as an Exhibit hereto, and the terms of which are incorporated by reference.

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Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner